Exhibit 99.3

Press Release

AC Immune Reports Q1 2020 Financial Results and Provides Business Update

▪	On track to meet the five clinical milestones expected in 2020 with no modifying guidance as a result of Covid-19

▪	Ongoing strong financial position with CHF 277.9 million in cash, ensuring the Company is fully financed through Q1 2024, excluding potential incoming milestones

▪	Added new potential CHF 60 million Phase 2 initiation milestone for the small molecule Morphomer™ Tau aggregation inhibitor program and received CHF 10 million milestone in Q1 2020 in Lilly partnership

▪	Advanced a lead anti-alpha-synuclein therapeutic antibody candidate into preclinical development based on new proof-of-concept data presented at AAT-AD/PDTM

Lausanne, Switzerland, May 4, 2020 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the first quarter ended March 31, 2020 and provided a business and 2020 research and development update.

Prof. Andrea Pfeifer, CEO of AC Immune SA, commented: “AC Immune has had a strong start to 2020. We received a second milestone payment and expanded our transformative agreement with Eli Lilly and Company, further reinforcing our position as one of the most influential biotechnology companies targeting neurodegenerative diseases.

“With increasing recognition that precision medicine is likely to be the best way to address the complexity of neurodegenerative disease (NDD) pathology, one of AC Immune’s key strengths is our diversified approach. New proof-of-concept data presented at this year’s AAT-AD/PDTM reflects that alongside programs advancing on well-established targets like Tau and Abeta, we are also focused on novel targets and mechanisms. Our TDP-43 and alpha-synuclein therapeutic and diagnostic programs are amongst the most advanced in the field, as it becomes clear that co-pathologies in AD and NDD are an important element in the route to a cure.

“We continue to believe that 2020 will be an important and eventful year for AC Immune and for the entire field of neurodegenerative diseases, despite the challenges posed by the Covid-19 pandemic. Our continued strong cash position of CHF 277.9 million provides a solid foundation with the Company being fully financed through at least Q1 2024. And we remain on track to meet multiple value-creating milestones this year, with five clinical readouts, including the first Phase 2 proof-of-concept data for semorinemab, a anti-Tau antibody, through our partnership with Genentech, a member of the Roche group.”

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Q1 2020 Research & Development Highlights:

▪	Presented new preclinical data at the first ever online AAT-AD/PD™ Focus, describing proof-of-concept data for lead candidates in AC Immune’s therapeutic and diagnostic programs targeting TDP-43 and alpha-synuclein. These pathological proteins represent targets of increasing interest for the treatment of neurodegenerative diseases, and AC Immune’s programs are amongst the most advanced in the field

▪	Dr. Juan Fortea, an internationally renowned neurologist with a specific focus in the emerging field of Down syndrome-related Alzheimer’s disease, joined AC Immune’s Clinical Advisory Board (CAB)

▪	Received a second milestone payment of CHF 10 million from Lilly related to development progress in the small molecule Morphomer™ Tau aggregation inhibitor program. Under updated collaboration terms, AC Immune is now eligible for a new additional milestone payment of CHF 60 million within 60 days after dosing of the first patient in the first Phase 2 clinical trial of a Morphomer™ Tau in the United States or European Union. The amendment to the financial terms increases the total deal value by CHF 40 million to CHF 1.86 billion, up from CHF 1.82 billion

2020 Research & Development Outlook

The coming years will be transformational for the field of neuroscience and AC Immune is poised to make significant clinical contributions, capturing substantial interest and value in 2020 and beyond. The Company expects to deliver multiple near-term catalysts, including results from five clinical trials in 2020. The Company’s sustained growth is being fueled by its proprietary discovery platforms, SupraAntigen™ and Morphomer™, and driven by its industry-leading strategy, summarized in AC Immune’s Roadmap to Successful Therapies for Neurodegenerative Diseases.

2020 Clinical Readouts

▪	Semorinemab, anti-Tau antibody: Phase 2 trial primary completion (estimated last patient, last visit) in prodromal/mild in Q2

▪	ACI-24 anti-Abeta vaccine in Down syndrome (DS): Phase 1b full study reporting in H2

▪	ACI-35.030 anti-pTau vaccine: Phase 1b/2a in AD interim analysis in Q2

▪	ACI-3024 small molecule Morphomer™ Tau aggregation inhibitor: Phase 1 results in healthy volunteers in Q2; data disclosed by Lilly in H2 (expected)

▪	ACI-24 in AD: Phase 2, 12-month interim analysis in H2

2020 Preclinical Milestones

▪	Alpha-synuclein antibody: started investigational new drug (IND)-enabling studies for lead candidate in Q1 (achieved)

▪	Anti-TDP-43 antibody: declare clinical lead and start IND-enabling studies in Q2

▪	Alpha-synuclein small molecule: identify first biologically active small molecule in Q2

▪	Alpha-synuclein imaging agent: advance third generation candidate to clinical stage in Q4

▪	Neuroinflammation: declare lead candidates for small molecule and antibody programs in Q4

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Update on Covid-19

AC Immune has always maintained a robust business continuity plan. During the Covid-19 outbreak, every provision is being made to protect the health of patients, staff and investigators, as well as the productivity and integrity of our clinical development. Importantly, the Company currently remains on track to deliver the five clinical readouts expected in 2020, owing largely to the fact that many of the Company’s key trials are already fully enrolled, and patient follow up is continuing virtually. AC Immune notes the following additional considerations related to Covid-19:

▪	The 12-month interim data analysis for ACI-24 in AD will proceed as planned on a reduced patient data-set

▪	Plans to initiate a Phase 2 study of ACI-24 in DS in the second half of 2020 are progressing and will be initiated in line with public health guidance at that time

▪	Dosing of participants in the Phase 2 Colombian Alzheimer’s disease prevention initiative (API) study has been temporarily interrupted by the countrywide stay at home order. While the ultimate duration of the dosing interruption is not yet known, participants are receiving crenezumab or placebo for at least five years as part of the long-term prevention study, and we continue to expect data from the study in 2022

There are positive signs that countries, including Switzerland, are beginning to ease restrictions. AC Immune remains in continuous contact with its partners and other important stakeholders, including the Swiss government, trial investigators and contractors. At this stage the Company is not modifying guidance with respect to the multiple clinical and preclinical data readouts anticipated this year. AC Immune will keep the market apprised of any new developments or information that may impact clinical timelines.

Prof. Andrea Pfeifer, CEO of AC Immune SA, concluded: “With the support of our highly respected investors and partners as well as our strong balance sheet, AC Immune is in an excellent position to deliver on these exciting plans and make a significant difference for patients with neurodegenerative diseases.”

Analysis of Financial Statements for the Three Months Ended March 31, 2020

▪	Revenues: Revenues for the three months ended March 31, 2020 totaled CHF 12.4 million. This represents a CHF 62.6 million decrease compared to the three months ended March 31, 2019. The decrease predominantly relates to CHF 73.9 million recognized in the prior period associated with our license agreement with Lilly offset by a recognition of the CHF 10 million milestone payment and CHF 2.1 million for research and development activities performed in the current period

▪	R&D Expenditures: R&D expenses increased by CHF 3.6 million to CHF 15.2 million for the three months ended March 31, 2020 compared to the prior period. Of this increase, CHF 2.4 million relates to increases in R&D expenses directly allocated to R&D programs such as a CHF 1.3 million increase related to scaling up activities for the Phase 2 clinical trial for ACI-24 in DS and a CHF 1.0 million increase for certain Phase 1 clinical activities completed for our lead MorphomerTM Tau compound. Additionally, personnel costs increased by CHF 0.6 million through the addition of 15 FTEs with remaining increases of

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CHF 0.6 million in regulatory and quality assurance and other unallocated research and development costs

▪	G&A Expenses: For the three months ended March 31, 2020, G&A increased CHF 1.2 million to CHF 4.5 million. Increases were driven by the addition of seven FTEs as well as an increase in administrative and depreciation expenses

▪	IFRS (Loss)/Income for the period: The Company recorded a net loss after taxes of CHF 7.7 million for the three months ended March 31, 2020, compared with net income after taxes of CHF 63.6 million for the prior period

▪	Cash Position: The Company had a total cash balance of CHF 277.9 million, comprised of CHF 182.9 million in cash and cash equivalents and CHF 95 million in short-term financial assets. This compares to a total cash balance of CHF 288.6 million as of December 31, 2019. This decrease of CHF 10.7 million is principally due to the factors noted above in the income statement which resulted in a CHF 7.7 million net loss for the period and changes in our working capital. Further details are available in our Statements of Cash Flows on the accompanying Form 6-K

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company utilizes two proprietary platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with six currently in clinical trials. It has collaborations with major pharmaceutical companies including Roche/Genentech, Lilly and Janssen Pharmaceuticals.

For further information, please contact:

Head of Investor Relations Joshua Drumm AC Immune Phone: +1 917 809 0814 Email: joshua.drumm@acimmune.com	US Media Katie Gallagher LaVoieHealthScience Phone: +1 617 792 3937 Email: kgallagher@lavoiehealthscience.com
Global Head of Communications Judith Moore AC Immune Phone: +41 79 826 63 82 Email: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 Email: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by

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forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Balance Sheets

(in CHF thousands)

	As of March 31, 2020	As of December 31, 2019
ASSETS
Non-current assets
Property, plant and equipment	3,761	3,917
Right-of-use assets	2,147	2,255
Long-term financial assets	304	304
Total non-current assets	6,212	6,476

Current assets
Prepaid expenses	3,419	2,788
Accrued income	190	1,095
Other current receivables	551	304
Short-term financial assets	95,000	95,000
Cash and cash equivalents	182,860	193,587
Total current assets	282,020	292,774
Total assets	288,232	299,250

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital	1,437	1,437
Share premium	346,568	346,526
Accumulated losses	(82,404)	(75,521)
Total shareholders’ equity	265,601	272,442

Non-current liabilities
Long-term lease liabilities	1,713	1,813
Net employee defined benefit liabilities	7,666	7,485
Total non-current liabilities	9,379	9,298

Current liabilities
Trade and other payables	760	142
Accrued expenses	9,155	11,797
Short-term deferred income	2,452	4,477
Short-term financing obligation	324	652
Short-term lease liabilities	435	442
Other short-term liabilities	126	—
Total current liabilities	13,252	17,510
Total liabilities	22,631	26,808
Total shareholders’ equity and liabilities	288,232	299,250

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Statements of Income/(Loss)

(in CHF thousands except for share and per share data)

	For the Three Months Ended March 31,
	2020	2019
Revenue
Contract revenue	12,411	75,042
Total revenue	12,411	75,042

Operating expenses
Research & development expenses	(15,209)	(11,592)
General & administrative expenses	(4,504)	(3,294)
Total operating expenses	(19,713)	(14,886)
Operating income/(loss)	(7,302)	60,156

Finance expense, net	(393)	(80)
Change in fair value of conversion feature	—	4,505
Interest income	60	89
Interest expense	(54)	(1,096)
Finance result, net	(387)	3,418

Income/(loss) before tax	(7,689)	63,574
Income tax expense	—	—
Income/(loss) for the period	(7,689)	63,574

Earnings/(loss) per share (EPS):
Basic income/(loss) for the period attributable to equity holders	(0.11)	0.94
Diluted income/(loss) for the period attributable to equity holders	(0.11)	0.91

Statements of Comprehensive Income/(Loss)	For the Three Months Ended March 31,
(in CHF thousands)	2020	2019

Income/(loss) for the period	(7,689)	63,574
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined benefit plans	—	—
Total comprehensive income/(loss), net of tax	(7,689)	63,574

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Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and
Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended March 31,
	2020	2019
(in CHF thousands except for share and per share data)
Income/(Loss)	(7,689)	63,574
Adjustments:
Non-cash share-based payments (a)	852	584
Foreign currency losses (b)	454	45
Effective interest expense (c)	54	991
Change in fair value of conversion feature (d)	—	(4,505)
Adjusted Income/(Loss)	(6,329)	60,689

Earnings/(Loss) per share – basic	(0.11)	0.94
Earnings/(Loss) per share – diluted	(0.11)	0.91
Adjustment to earnings/(loss) per share – basic	0.02	(0.05)
Adjustment to earnings/(loss) per share – diluted	0.02	(0.06)
Adjusted earnings/(loss) per share – basic	(0.09)	0.89
Adjusted earnings/(loss) per share – diluted	(0.09)	0.85
Weighted-average number of shares outstanding Adjusted earnings/(loss)–basic	71,864,213	67,922,939
Weighted-average number of shares outstanding Adjusted earnings/(loss)–diluted	71,882,607	71,276,000

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

(c)	Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.

(d)	Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

Adjustments for the three months ended March 31, 2020 and March 31, 2019 were CHF 1.3 million in net losses and CHF 2.9 million in net gains, respectively. The Company recorded CHF 0.9 million for the three months, respectively, for share-based compensation expenses. There were foreign currency remeasurement losses of CHF 0.5 million and less than CHF 0.1 million, respectively, predominantly related to the increased foreign currency cash balance of the Company and movement in our forward contract. In Q1 2019, the Company recorded CHF 1.0 million for amortization of effective interest and recognized a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature. These were not repeated in the current period.

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